August 29, 2013

VIA EDGAR

Amy Miller

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Mutual Fund Series Trust, File Nos. 333-132541, 811-21872

Dear Ms. Miller:

On June 7, 2013, Mutual Fund Series Trust (the "Registrant"), on behalf of its series, Catalyst Hedged Futures Fund (the "Fund"), filed a registration statement under the Securities Act of 1933 on Form N-1A (the “Amendment”).  In a telephone conversation on July 24, 2013, you provided comments to the Amendment. In a telephone conversation on August 21, 2013, Ed Bartz provided an additional comment to the Amendment. Please find below a summary of your comments and Mr. Bartz’s comment and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.

Prospectus:

Fund Summary

Comment 1.  In Principal Investment Strategies, provide an 80% policy related to the use of “futures” in the Fund’s name pursuant to Rule 35d-1 that states that the Fund will invest 80% of its net assets plus borrowings in futures or modify the Fund’s name.

Response.  The Registrant has changed the Fund’s name to Catalyst Hedged Futures Strategy Fund.

Comment 2.  In Principal Investment Strategies, explain in the disclosure that the Fund’s investments in options on index futures is hedging.

Response.  The Registrant has revised the disclosure as follows:

“The Fund seeks to achieve its investment objective by buying and selling options and option spreads on stock index futures. By trading options and options spreads, the Fund seeks to profit in three ways:  (1) premium collection - this technique yields profits as sold options’ value declines over time.  Profit is captured when sold options are repurchased at a reduced value, or when they expire worthless, allowing retention of the original sales proceeds; (2) volatility trading – market prices of options are highly dependent on anticipated volatility of the underlying stock indexes.  The Fund may enter options positions designed to hedge or profit from either an increase or a decrease in stock index volatility; and (3) trend following – under certain conditions, the Fund may enter options spreads that will profit from an established price trend. However, in general, the strategy does not depend on a prediction of equity market direction, and is designed to produce returns that are not correlated with equity market returns.”

Comment 3. In Principal Risks, there is disclosure for Management Risk and Market Risk. Please explain why these are principal risks given that they are common to all mutual funds.

Response.  Management Risk and Market Risk are principal risks of the Fund. They are risks that could materially impact the Fund’s performance and have, therefore, been included as principal risks.

Comment 4. In Performance, please revise the third sentence of the introductory paragraph so that it is clear that the performance is net of all fees. Please also revise the disclosure to remove the statement regarding sales loads and revise the performance information shown to reflect the effect of the Fund’s sales load on the predecessor limited liability company’s performance.

Response.  The performance information presented has been revised to reflect the effect of the Fund’s sales load on the predecessor limited liability company’s performance. The Registrant has revised the introductory paragraph as follows:

“As a newly registered mutual fund, the Fund does not have prior performance as a mutual fund. The prior performance shown below is for the Fund’s predecessor limited liability company, Harbor Assets, LLC.  The prior performance is net of management fees and all other expenses for the predecessor limited liability company, including the effect of performance fees.  The Fund has been managed in the same style and by the same portfolio manager since the predecessor limited liability company’s inception in December, 2005.  The Fund’s investment goals, policies and guidelines are, in all material respects, equivalent to the predecessor limited liability company’s investment goals, policies and guidelines.  The following information shows the predecessor limited liability company’s annual returns and long-term performance reflecting the actual fees and expenses that were charged when the Fund was a limited liability company.  From its inception in December, 2005 through the date of this prospectus, the predecessor limited liability company was not subject to certain investment restrictions, diversification requirements and other restrictions of the 1940 Act or Subchapter M of the Internal Revenue Code of 1986, as amended, which, if they had been applicable, might have adversely affected the Fund’s performance.  ~~In addition, the predecessor limited liability company was not subject to sales loads that, if charged, would have adversely affected performance.~~ The information below provides some indications of the risks of investing in the Fund. The bar chart shows you how the performance for the predecessor limited liability company varied from year to year. The predecessor limited liability company’s past performance is not necessarily an indication of how the Fund will perform in the future.”

Comment 5.  Please confirm supplementally that the performance information presented for the predecessor limited liability company complies with the requirements of MassMutual Institutional Funds (pub. avail. Sept 28, 1995) (“MassMutual”).  Specifically, confirm: 1) that the predecessor limited liability company was created for purposes entirely unrelated to establishment of a performance record; 2) whether the adviser managed any other accounts that were substantially similar to the Fund, and, if so, confirm that the predecessor limited liability company was not chosen because it had the highest performance of the accounts; 3) that the predecessor limited liability company transferred substantially all of its securities to the Fund; and 4) whether the predecessor limited liability company could have complied with the requirements of Subchapter M of the Internal Revenue Code.

Response.

Based on the adviser’s representations to the Registrant, the Registrant believes that the prior performance of Harbor Assets, LLC (the "LLC") may be included under the guidance of the MassMutual and confirms 1) that the predecessor limited liability company was created for purposes entirely unrelated to establishment of a performance record; 2) that the adviser did not manage any other accounts that were substantially similar to the Fund; 3) that the predecessor limited liability company transferred substantially all of its securities to the Fund; and 4) that, as of August 15, 2013, the predecessor limited liability company could have complied with the requirements of Subchapter M of the Internal Revenue Code. Overall, the Registrant also notes that the Prospectus disclosure describing prior performance provides sufficiently detailed disclosures to prospective investors such that they are unlikely to be misled.

SAI:

Additional Information About Investments and Risks

Comment 5.  In Lower Rated or Unrated Securities, use the term “junk bonds” in the disclosure.

Response.  The Registrant has revised the first sentence of the disclosure as follows:

“Securities rated Baa by Moody’s or BBB by S&P or lower (also known as “junk bonds”), or deemed of comparable quality by the Advisor, may have speculative characteristics.”

*          *          *

The Registrant has authorized us to convey to you that the Registrant acknowledges:

•

The Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•

Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing;

•

The Registrant may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

If you have any further questions or additional comments, please contact Tanya Goins at (202) 973-2722 or JoAnn Strasser at (614) 469-3265.

Sincerely,

/s/Thompson Hine LLP

Thompson Hine LLP